SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Shanda Games Limited
(Name of Issuer)

Class A Ordinary Shares, par value $0.01 per share**
(Title of Class of Securities)

81941U105
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 81941U105 has been assigned to the American Depositary Receipts (“ADRs”) of the Company, which are quoted on The NASDAQ Global Select Market under the symbol "GAME." Each ADR represents 2 Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81941U105	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON GLG Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,966,390 Class A Ordinary Shares (represented by 6,983,195 ADRs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,966,390 Class A Ordinary Shares (represented by 6,983,195 ADRs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,966,390 Class A Ordinary Shares (represented by 6,983,195 ADRs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.17%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 81941U105	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON GLG Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,966,390 Class A Ordinary Shares (represented by 6,983,195 ADRs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,966,390 Class A Ordinary Shares (represented by 6,983,195 ADRs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,966,390 Class A Ordinary Shares (represented by 6,983,195 ADRs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.17%
12	TYPE OF REPORTING PERSON IA, HC

CUSIP No. 81941U105	13G/A	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Shanda Games Limited, a Cayman Islands company (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, The People’s Republic of China.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as the “Reporting Persons” with respect to the Class A Ordinary Shares (as defined in Item 2(d) below):

Investment Manager:

(i) GLG Partners LP (the “Investment Manager”), with respect to the Class A Ordinary Shares held by certain funds and managed accounts to which the Investment Manager serves as investment manager (collectively, the “GLG Funds”).

General Partner:

(ii) GLG Partners Limited (the “General Partner”), which serves as the general partner of the Investment Manager, with respect to the Class A Ordinary Shares held by each of the GLG Funds.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c)	CITIZENSHIP:

This statement is filed by:

(i)	GLG Partners LP
1 Curzon Street
London W1J 5HB
United Kingdom
Citizenship: United Kingdom

(ii)	GLG Partners Limited
c/o GLG Partners LP
1 Curzon Street
London W1J 5HB
United Kingdom
Citizenship: United Kingdom

CUSIP No. 81941U105	13G/A	Page 5 of 7 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Ordinary Shares, par value $0.01 per share (the “Class A Ordinary Shares”).

Item 2(e).	CUSIP NUMBER:

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 81941U105 has been assigned to the American Depositary Receipts (“ADRs”) of the Company, which are quoted on The NASDAQ Global Select Market under the symbol "GAME." Each ADR represents 2 Class A Ordinary Shares.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 81941U105	13G/A	Page 6 of 7 Pages

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row (11) of the cover page for each Reporting Person is based on the 440,155,500 Class A Ordinary Shares outstanding as of October 20, 2014.

The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all of the Class A Ordinary Shares owned by the GLG Funds. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all of the Class A Ordinary Shares owned by the GLG Funds. Each of the Investment Manager and the General Partner hereby disclaims any beneficial ownership of any such Class A Ordinary Shares, except for their pecuniary interest therein.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X]

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of her or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 81941U105	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 13, 2015

GLG PARTNERS LP

By: /s/ Michelle Robyn Grew
Name: Michelle Robyn Grew
Title: Global Head of Compliance & Regulatory

GLG PARTNERS LIMITED
Individually and in its capacity as General Partner of GLG Partners LP

By: /s/ Jasveer Singh
Name: Jasveer Singh
Title: Director